LONDON CITY ROUTE LAUNCH ADDS TO REGIONAL NETWORK

  Launch three new services from London City Airport
  Start three new regional routes and increase frequency to key markets from April 2003
  Agreement in principle with Eastern Airways to transfer12 aircraft
  Withdraw 21 routes by the end of March 2003

London, Tuesday December 17, 2002: British Airways is to begin flying from London City Airport for the first time as it takes further steps towards simplifying and strengthening its UK regional operation.

British Airways CitiExpress, a wholly owned subsidiary of British Airways, will start operating from London City in April 2003 with the launch of three new routes to Frankfurt, Glasgow and Paris Charles de Gaulle.

Using RJ100 aircraft, the new London City routes are aimed primarily at the European and domestic business markets. In addition British Airways will give its key Manchester network a major boost with the introduction of three new routes and extra capacity, to be announced in the New Year.

British Airways CitiExpress has also signed a heads of terms with Eastern Airways with the intention of transferring its 12 strong fleet of 29-seater Jetstream 41s and its associated engineering hangar at Glasgow to the Humberside-based airline. This will be the first part of an accelerated strategy to move to an all jet regional operation.

British Airways CitiExpress plans to withdraw from 21 regional routes and will no longer fly from Cardiff and Leeds-Bradford airports.

Eastern Airways plans to operate routes from Leeds Bradford to Aberdeen, Southampton and Isle of Man; Newcastle to Birmingham, Aberdeen, Southampton.

David Evans, British Airways general manager UK business, said: "As part of our own regional Future Size and Shape review in April we said that we needed to simplify and strengthen our business.

"One of the key challenges in achieving a more efficient business is in reducing the number of different types of aircraft we have in our fleet. Accelerating our move to an all jet fleet will help improve our operational and financial performance in the coming years.

"It will also allow us to concentrate our efforts on key markets and launch new routes which customers have been asking for. We are delighted to be launching three routes from London City Airport as well as some more regional routes. We are also planning to add extra frequencies to certain markets from April 2003.

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"The proposed withdrawal of all services from Cardiff and Leeds-Bradford has been a tough decision to take but it was crucial to underpin the rest of the operation as we move forward.

"Due to redeployment opportunities within the company and the proposed transfer of some employees to Eastern we hope the overall impact on job numbers will be minimised. This will be the subject of consultation with our staff representatives and trade union partners in the coming weeks."

Richard Lake, Eastern Airways managing director, said: "We look forward to finalising the deal and serving passengers on six new routes as well as using all of the 12 additional Jetstream 41s to help support our growing network."

Ends RG/144/02

Notes to Editors:

  British Airways CitiExpress will operate 91 routes rising to 97 from 26 regional airports in the UK and Ireland from April 2003
  British Airways CitiExpress will have a fleet of 73 aircraft from April 2003. The 73 aircraft include: 28 Embraer 145s, 16 RJ100s, 13 BAe Advanced Turbo Props (ATP), 10 Dash 8s, 5 BAe 146s, and 1 Boeing 767.
  British Airways CitiExpress carried a total of 5.5 million passengers to and from the UK regions and Europe in 2001/2.
  The new routes from Manchester and the extra frequencies and capacity which will be added from April 2003 will be announced in the New Year.
  Services withdrawn by the end of March 2003 include:
  Cardiff to Brussels, Aberdeen, Belfast, Jersey, Paris
  Leeds-Bradford to Dublin, Aberdeen, Bristol, Southampton, Isle of Man, and Gatwick
  Newcastle to Aberdeen, Birmingham, Dublin, Southampton
  Belfast to Aberdeen, Isle of Man
  Southampton to Aberdeen, Dublin, Isle of Man
  Aberdeen to Bristol

  British Airways CitiExpress was formed on March 31 2002 as a result of the combination of businesses of wholly owned subsidiaries British Regional Airlines and Brymon. Over the past nine months it has also combined with Manx Airlines, and British Airways Regional is expected to integrate with British Airways CitiExpress early in the New Year.

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  Eastern Airways, the independently-owned niche airline, was founded in 1997 by Richard Lake and Brian Huxford. With a fleet of BAE Jetstream 31/32 and Embraer 135 aircraft, the airline performs over 350 flights a week on an expanding domestic network which embraces East Midlands, Humberside, Manchester, Teesside, Aberdeen, Dundee, Edinburgh, Inverness and Wick. Services from Manchester to Inverness and Dundee were inaugurated last month. Eastern carries some 300,000 passengers a year. Headquartered at Humberside International Airport, the airline employs a workforce of 230 and has its own maintenance operation to support a16-strong Jetstream fleet.

PRESS CONTACTS FOR REGIONAL MEDIA:

Scotland - Denny Macgee - 0141 207 9528

Ireland - Leontia Featherston - 0289039 5500

Wales - Richard Goodfellow - 07786 197509

Manchester, Isle of Man, - Sue Redmond - 0161 489 2631

Leeds-Bradford - Darren Roberts - 07710 635 008

Newcastle - Keelin Vaccaro - 07808 157 833

Gatwick, Southampton, Channel Islands and West Country - Ali Rigby - 07710 036 334

Birmingham, Bristol - Roseanne Crossey - 0121 767 7628

For all other regional British Airways CitiExpress media inquiries please call Sue Redmond on 0161 489 2631

For Eastern Airways please contact Alison Chambers on 0118 9896950 or 07721 882939